Exhibit 99.5

Dear Shareholders,

We write you this annual letter at a very important time in our company history. We have gone through some extraordinarily challenging times together but in the past year, we have been able to provide some clarity to you on our arbitration procedure and have made significant corporate changes aligning with this.

Most importantly the arbitration process with Mexico continues with the recent filing of our “Reply” document in which we and Almadex are collectively seeking US$2.68 billion in Damages for the expropriation of the Ixtaca deposit. The hearing for the procedure is scheduled for later this year in December. After many years of uncertainty, we are moving towards clarity in this unexpected journey.

During the course of the year, we also made important structural changes aligning with the focus of the Company shifting entirely to the arbitration process. We realized a special opportunity in securing important working capital by selling the Rock Creek mill and repaying the gold loan. Most importantly Doug McDonald who has been very ably overseeing the arbitration process was appointed to President and CEO reflecting this role and the focus of the Company.

We thank you for your continued support and we look forward to updating you as events unfold.

Yours truly

Morgan and Duane Poliquin Vice Chair and Chair